FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2012 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-171806 and 333-181552) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-14144, 333-110953, 333-117922, 333-178350).

SUPPLEMENTAL DISCLOSURE

The disclosure under “Liquidity and funding management – Credit ratings” in the registrant’s Second Quarter 2012 Report to Shareholders which was filed as an exhibit to its Form 6-K dated May 24, 2012, is hereby updated by adding the following: “On July 27, 2012, Standard & Poor’s Rating Agency announced that it has changed our rating outlook to “negative” from “stable.””  An additional update to such disclosure was previously provided in the registrant’s Form 6-K dated June 26, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David M. Power
Name:	David M. Power
Title:	Vice-President, Corporate Treasury

Date:	July 31, 2012

By:	/s/ Saqib Nazir
Name:	Saqib Nazir
Title:	Vice-President, Corporate Treasury

Date:	July 31, 2012